UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Publicly-Held Company with Authorized Capital

CNPJ/MF No. 90.400.888/0001-42 - NIRE No. 35.300.332.067

NOTICE TO SHAREHOLDERS

BANCO SANTANDER (BRASIL) S.A. (“Santander Brasil” or “Company”), to supplement the provisions of the Material Fact disclosed on September 26, 2013, hereby announces to its shareholders that the Central Bank of Brazil – BACEN ratified, on April 22, 2014, the minutes of the Extraordinary General Meeting held on March 18, 2014 (“EGM”), which approved a bonus share program and an adjustment in the composition of the Units, followed by a share reverse split (inplit) , and other related matters, as specified below.

 Bonus Share

The bonus share shall be given in accordance with the following terms and conditions:

Ratio: 0.047619048 preferred share for each common share (SANB3) or preferred share (SANB4), which will result in a bonus share of five (5) preferred shares for each Unit (SANB11).

Reserves used: available reserves were capitalized in the Capital Reserve account in the amount of one hundred and seventy-one million seven hundred and ninety-eight thousand three hundred and eighty-five reais and seventy-nine centavos (R$ 171,798,385.79), pursuant to article 169 of Brazilian Corporate Law.

Temporary adjustment in the composition of Units: the Company’s Units will be temporarily comprised of fifty-five (55) common shares and fifty-five (55) preferred shares.

New capital stock: the Company’s capital stock hence became fifty-seven billion reais (R$ 57.000.000.000,00), temporarily divided into four hundred and eighteen billion forty-six million two hundred and seventeen thousand eight hundred and sixty-two (418,046,217,862) shares; two hundred and twelve billion eight hundred and forty-one million seven hundred and thirty-one thousand seven hundred and fifty-four (212,841,731,754) are common shares and two hundred and five billion two hundred and four million four hundred and eighty-six thousand one hundred and eight (205,204,486,108) are preferred shares, all with no par value, which to be distributed among the shareholders proportionally to their equity participation prior to the share split .

Bonus shares, bonus share reference date and ex-right date: nineteen billion two million one hundred thousand nine hundred and fifty-seven (19,002,100,957) new preferred shares shall be issued to the Company’s shareholders that are included in the Company’s records on May 27, 2014 (including), and as of May 28, 2014, the shares shall be traded ex-right.

Shareholders’ position and trading of bonus shares: the preferred shares shall be incorporated into the shareholders’ position on June 2, 2014, and from such date onwards the bonus share shall hence be fully entitled to dividends and/or interest on the net equity that shall be declared. The bonus shares shall be available for trading as of June 2, 2014.

[Free English Translation]

ADRs holders: the holders of American Depositary Receipts – ADRs shall also be entitled to bonus shares at the same ratio granted to the holders of common shares, preferred shares and Units; delivery of bonus shares to the holders of ADRs shall be made by means of JP Morgan Chase Bank, N.A., the ADRs depositary bank.  Information in connection with the US Record Date, stock dividend reference date or any other additional information may be obtained at www.adr.com.

Fractional shares: The Company’s senior management will adopt applicable procedures to the fractional shares resulting from bonus share after the share inplit described below.

Cost attributed to the bonus shares: The unit cost attributed to the bonus shares is R$ 0.0090410205787 per preferred share, for purposes of the provision in article 47, paragraph 1 of Brazilian Federal Revenue Office Normative Ruling No. 1022 of April 5, 2010, as amended.

Share Reverse Split (Inplit)

The share reverse split shall be performed in accordance with the following terms and conditions:

Share reverse split factor: The four hundred and eighteen billion forty-six million two hundred and seventeen thousand eight hundred and sixty-two (418,046,217,862) shares representing the Company’s capital stock will share inplit at the ratio of 55:1, so that each fifty-five (55) common shares and fifty-five (55) preferred shares shall hence correspond to one (1) common share and one (1) preferred share, respectively, to be distributed among the shareholders at the same ratio held thereby immediately before approval of the share inplit by the EGM and without change in the rights inherent thereto.

After-reverse split Capital stock: As a result of the reverse split, the capital stock set at fifty-seven billion reais (R$ 57.000.000.000,00) shall hence be composed of seven billion six hundred million eight hundred and forty thousand three hundred and twenty-five (7,600,840,325) shares; three billion eight hundred and sixty-nine million eight hundred and forty-nine thousand six hundred and sixty-eight (3,869,849,668) are common shares and three billion seven hundred and thirty million nine hundred and ninety thousand six hundred and fifty-seven (3,730,990,657) are preferred shares, all with no par value.

Fractional Shares:

Treatment afforded to fractional shares: Shareholder Grupo Empresarial Santander – GES (“GES”) will deliver, at no cost, fractions of shares to the shareholders that, due to the share inplit, remain with an amount of shares that does not represent an integer. The fractions of shares will be delivered by GES in sufficient amount to compose shares with integer figures (i.e. integer closest to the fractioned number of shares). GES and the Company will take the necessary measures to deliver the fractions of shares to the shareholders.

The Company’s senior management comprised with the provisions of article 1, XI of CVM Ruling No. 323/00 and other rules and procedures applying to the fractions of shares resulting from the share inplit.

[Free English Translation]

Trading at BM&F Bovespa: As of June 2, 2014, the common shares, preferred shares and Units  shall be traded in already inplitted.

ADRs: The share inplit will be performed upon considering the total number of shares held by the depositary bank (JPMorgan Chase & Co.) as regards the shares issued as ADRs, therefore, without affecting the final holders of ADRs. Each ADR will still represent one Unit.

Adjustment in the composition of the Units

In view of approval of the share reverse split dealt with above, the Units shall be composed of one (1) common share and one (1) preferred share.

Amendment to the bylaws

To reflect the bonus share and share inplit and adjustment in the composition of Units, articles 5, 53, 56 and 57 of the Company’s Bylaws were amended. The consolidated Company’s Bylaws, reflecting the amendments above and other changes approved in the EGM may be accessed on the Company’s investors’ relation webpage (www.santander.com.br/ri), on the webpage of CVM (www.cvm.gov.br) and BM&F Bovespa S.A. (www.bmfbovespa.com.br).

São Paulo, April 23, 2014

Carlos Alberto López Galán

Investors’ Relations Officer

BANCO SANTANDER (BRASIL) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 23, 2014

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer